April 22, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Daniel Crawford
Re:    Molecular Partners AG
Registration Statement on Form F-3
Filed April 11, 2025
File No. 333-286488
Acceleration Request
Requested Date: April 24, 2025
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-286488) (the “Registration Statement”), to become effective on April 24, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP at (212) 479-6626.
[Signature page follows]

Very truly yours, Molecular Partners AG By: /s/ Robert Hendriks Robert Hendriks SVP, Finance

cc:    Patrick Amstutz, Molecular Partners AG
Michael Pitzner, Molecular Partners AG
Ryan Sansom, Cooley LLP
Brandon Fenn, Cooley LLP
Minkyu Park, Cooley LLP
Dieter Gericke, Homburger AG
Karin Mattle, Homburger AG